GALIANO GOLD PROVIDES NOTICE OF SECOND QUARTER 2025
RESULTS

Vancouver, British Columbia, July 8, 2025 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce it will release its second quarter ("Q2") 2025 financial and operational results after market close on August 13, 2025. The Company will host a conference call and webcast to review and discuss the Q2 results on August 14, 2025, at 7:30am PT.

Conference Call Details		Replay (available until August 21, 2025)
Date:	August 14, 2025	Local:	289-819-1450
Time:	10:30am ET (7:30am PT)	Toll Free:	1-888-660-6345
Dial In:	437-900-0527	Access Code:	83510#
Toll Free:	1-888-510-2154

The conference call will be webcast https://app.webinar.net/DayQ6KvNKLJ and can be accessed on Galiano's website: www.galianogold.com.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Enquiries:

Krista Muhr

Telephone: 1-778-239-0446

Email: info@galianogold.com